UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

VIRTUALSCOPICS, INC.

(Name of Subject Company)

VIRTUALSCOPICS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

Series A Convertible Preferred Stock, par value $0.001 per share

Series B Convertible Preferred Stock, par value $0.001 per share

Series C-1 Convertible Preferred Stock, par value $0.001 per share

(Title of Class of Securities)

CUSIP 928269-10-9 (Common Stock)

(CUSIP Number of Class of Securities)

Eric T. Converse

President and Chief Executive Officer

VirtualScopics, Inc.

500 Linden Oaks

Rochester, New York 14625

(585) 249-6231

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gregory W. Gribben, Esq.

Sean D. Jensen, Esq.

Woods Oviatt Gilman LLP

700 Crossroads Building, 2 State Street

Rochester, New York

(585) 987-2800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is VirtualScopics, Inc., a Delaware corporation (“VirtualScopics” or the “Company”). The address of the Company’s principal executive office is 500 Linden Oaks, Rochester, New York 14625. The telephone number of the Company’s principal executive office is (585) 249-6231.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, par value of $0.001 per share (“Common Stock”), the Company’s Series A Convertible Preferred Stock, par value of $0.001 per share (the “Series A Preferred Stock”), the Company’s Series B Convertible Preferred Stock, par value of $0.001 per share (the “Series B Preferred Stock”) and the Company’s Series C-1 Convertible Preferred Stock, par value of $0.001 per share (the “Series C Preferred Stock”, and with the Series A Preferred Stock and the Series B Preferred Stock, the “Preferred Stock”). As of the close of business on April 7, 2016, the last business day prior to the date of this Schedule 14D-9, there were 3,011,534 shares of Common Stock issued and outstanding, 1,965 shares of Series A Preferred Stock issued and outstanding, 600 shares of Series B Preferred Stock issued and outstanding, and 3,000 shares of Series C Preferred Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Item 1. Name and Address”.

Tender Offer.

This Schedule 14D-9 relates to the offer (the “Offer”) by Biotelemetry Research Acquisition Corporation (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of BioTelemetry, Inc., a Delaware corporation (“BioTelemetry”), to purchase: (i) all of the outstanding shares of Common Stock at a price per share equal to $4.05, net to the holder in cash, without interest and less any applicable taxes required to be withheld; (ii) all of the outstanding shares of Series A Preferred Stock, at a price per share equal to $336.30, net to the holder in cash, without interest and less any applicable taxes required to be withheld; (iii) all of the outstanding shares of Series B Preferred Stock, at a price per share equal to $336.30, net to the holder in cash, without interest and less any applicable taxes required to be withheld; and (iv) all of the outstanding shares of Series C Preferred Stock, at a price per share equal to $920.00 (each an applicable “Offer Price,” or the “Offer Prices”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 8, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and BioTelemetry with the United States Securities and Exchange Commission (the “SEC”) on April 8, 2016. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of March 25, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among BioTelemetry, Purchaser and the Company. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving as a wholly-owned subsidiary of BioTelemetry (the “Surviving Corporation”). Because the Merger will be effected under Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), all remaining outstanding shares of Common Stock and Preferred Stock not tendered in the Offer (other than shares held (i) by VirtualScopics, BioTelemetry, Purchaser or any other subsidiary of BioTelemetry, which shares will be cancelled and will cease to exist, (ii) any subsidiary of VirtualScopics, which shares will be converted into shares of common stock of the Surviving Corporation, and (iii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such shares) will be canceled and converted into the right to receive an amount in cash equal to the applicable Offer Price, without interest and less any applicable taxes required to be withheld. As a result of the Merger, the shares of Common Stock will cease to be publicly held and VirtualScopics will become a wholly-owned subsidiary of BioTelemetry.

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Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on April 8, 2016. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 5:00 p.m., New York City time, on May 9, 2016, the date that is 21 business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

BioTelemetry formed Purchaser for the purpose of effecting the Offer and the Merger. As set forth in the Schedule TO, the principal executive offices of each of BioTelemetry and Purchaser is located at 1000 Cedar Hollow Road, Malvern, Pennsylvania 19355.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) BioTelemetry, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company, BioTelemetry and Purchaser.

Merger Agreement

The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the terms and conditions of the Offer and the related procedures and withdrawal rights contained in the Offer to Purchase are incorporated herein by reference. The Merger Agreement governs the contractual rights among the Company, BioTelemetry and Purchaser in relation to the Offer and the Merger. The Merger Agreement is not intended to provide any other factual information about the Company, BioTelemetry or the Purchaser. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a disclosure letter provided by the Company to BioTelemetry and Purchaser in connection with the execution and delivery of the Merger Agreement. The disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, BioTelemetry and Purchaser, and certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, BioTelemetry and Purchaser, rather than establishing matters of fact and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. Accordingly, investors and stockholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

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The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On June 24, 2015, the Company and BioTelemetry entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which, the Company and BioTelemetry agreed, subject to certain limitations, to keep confidential certain non-public information about VirtualScopics in connection with the consideration of a possible transaction between BioTelemetry and the Company. The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Support Agreements

Concurrent with the execution and delivery of the Merger Agreement, on March 25, 2016, certain stockholders that are affiliated with members of the Company’s Board of Directors (the “Board”), specifically Loeb Investors Company 147, LP (“Loeb”) (which is affiliated with Robert Klimasewski and Bruce Lev) and Merck Global Health Innovations Fund, LLC (“GHI”) (which is affiliated with Andrew Levitch) have entered into a Tender and Support Agreement (each, a “Support Agreement”) with BioTelemetry and Purchaser, which provides, among other things, that each such stockholder will tender its shares of Common Stock or Preferred Stock to the Purchaser in the Offer. These stockholders may withdraw their shares from the Offer if the Merger Agreement is terminated prior to the acceptance for payment of shares in the Offer. Pursuant to the Support Agreements, Loeb agreed to tender 492,031 shares of Common Stock and GHI agreed to tender 3,000 shares of Series C Preferred Stock, or approximately 20% of the outstanding voting stock of the Company as of March 25, 2016.

This summary description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreement which are filed as Exhibits (e)(2) and (e)(3) to this Schedule 14D-9 and are incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Certain of the Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Company’s Board was aware of those interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation”, in reaching its decision to approve the Merger Agreement and related Transactions.

Effect of the Merger on Company Shares, Equity-Based Incentive Awards, Existing Employment Agreements and Company Bonus Plan

Each of the directors and executive officers of the Company holds shares of Common Stock and/or stock options to purchase shares of Common Stock (each, a “Company Stock Option”). Terence Walts also holds 50 shares of Series A Preferred Stock. Robert Klimasewski also holds 100 shares of Series B Preferred Stock.

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Shares

The Company’s executive officers and directors who tender the shares of Common Stock or Preferred Stock they own pursuant to the Offer will be entitled to receive the same applicable Offer Price per share on the same terms and conditions as the other Company stockholders who tender shares into the Offer. If the Merger occurs, at the Effective Time, any shares of Common Stock or Preferred Stock owned by the Company’s executive officers and directors that were not tendered into the Offer will be entitled to receive the same applicable Offer Price per share on the same terms and conditions as the other Company stockholders whose shares are exchanged in the Merger. As discussed in “Item 4. The Solicitation or Recommendation” hereof, to the knowledge of VirtualScopics, all of VirtualScopics’ directors and executive officers currently intend to tender all of their shares for purchase pursuant to the Offer. As of April 7, 2016, the directors and executive officers of the Company held 79,720 shares of Common Stock, excluding shares of Common Stock subject to Company Stock Options (as discussed below), and 150 shares of Series A Preferred Stock and Series B Preferred Stock in the aggregate. If the directors and executive officers were to tender all 79,720 of these shares of Common Stock and all 150 shares of Preferred Stock for purchase pursuant to the Offer, and those shares were accepted for purchase and purchased by Purchaser, then the directors and executive officers would receive an aggregate of $373,311 in cash pursuant to tenders into the Offer.

Stock Options

Pursuant to the Merger Agreement, immediately prior to the Effective Time, each Company Stock Option that is outstanding whether vested or unvested, shall become fully exercisable and may be exercised immediately prior to the Effective Time. To the extent not exercised prior to the Effective Time, each Company Stock Option shall be, by virtue of the Merger and without any action on the part of any holder of any Company Stock Option, be canceled and converted automatically into the right to receive a cash payment with respect thereto equal to the product of (A) the positive excess, if any, of (1) the Common Merger Consideration (as defined in the Merger Agreement) over (2) the exercise price per share of Common Stock then in effect in respect of such Company Stock Option, and (B) the aggregate number of shares of Common Stock subject to such Company Stock Option immediately prior to the Effective Time. As of April 7, 2016, the Company’s directors and executive officers held Company Stock Options to purchase 279,780 shares of Common Stock in the aggregate, of which 64,375 shares were vested and exercisable as of that date, with exercise prices ranging from $2.19 to $30.30.

The cash payment in respect of the Company Stock Options will be paid, less any required withholding taxes, promptly following the closing of the Merger. From and after the Effective Time, each Company Stock Option shall no longer be exercisable by the former holder thereof.

The table below sets forth information regarding the Company Stock Options held by each of the Company’s executive officers and directors as of April 7, 2016.

Name	Number of Vested Company Stock Options	Value of Vested Company Stock Options ($) (1)	Number of Unvested Company Stock Options	Value of Unvested Company Stock Options ($) (1)	Total Value of Vested and Unvested Company Stock Options ($)
Eric Converse	23,004	$0.00	153,530	$140,967.54	$140,967.54
James Groff	9,025	$0.00	44,000	$46,500.00	$46,500.00
Ronald Way	8,250	$0.00	12,500	$4,750.00	$4,750.00
Charles Phelps	8,032	$0.00	125	$0.00	$0.00
Terence Walts	8,032	$0.00	125	$0.00	$0.00
Robert Klimasewski	5,532	$0.00	125	$0.00	$0.00
Bruce Lev	1,250	$0.00	1,250	$0.00	$0.00
Andrew Levitch	625	$556.25	1,875	$1,668.75	$2,225.00
Michael Woehler	625	$556.25	1,875	$1,668.75	$2,225.00

(1)	Equals (a) the number of shares of Common Stock subject to such Company Stock Options multiplied by (b)(i) the Offer Price for Common Stock of $4.05 minus (ii) the exercise price applicable to such Company Stock Options.

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Acceleration upon a Change in Control

Under the Company’s Amended and Restated 2006 Long Term Incentive Plan, upon the occurrence of a change in control of the Company (as defined in the plan) all stock options awarded thereunder will become fully vested and exercisable upon the change in control. However, as noted above, pursuant to the terms of the Merger Agreement, all stock options held by the directors and executive officers as of immediately prior to the Effective Time, whether vested or unvested, will be canceled in exchange for the payments described above.

The Company’s Amended and Restated 2006 Long Term Incentive Plan is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

For an estimate of the amount of the aggregate payments that each of the Company’s executive officers is entitled to receive in connection with the consummation of the transactions contemplated by the Merger Agreement including with respect to their unvested equity compensation awards held as of December 31, 2015, see “—Information Regarding Golden Parachute Compensation,” and the assumptions set forth under that subheading, below.

Stock Plans

Each of the directors and executive officers is eligible to receive awards under the Company’s Amended and Restated 2006 Long Term Incentive Plan and each non-employee director is eligible to receive awards under the Company’s Non-Employee Director Compensation Plan (collectively, the “Stock Plans”). Pursuant to the Merger Agreement, as of the Effective Time, the Stock Plans shall be terminated and no further shares of Common Stock, Company Stock Options, equity interests or other rights with respect to shares shall be granted thereunder.

The Company’s Non-Employee Director Compensation Plan is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

Employment Agreements

The Company is party to employment agreements with Eric T. Converse, its President and Chief Executive Officer, James Groff, its Chief Financial Officer, and Ronald Way, its Chief Operating Officer (the “Employment Agreements”), that provide for the payments described below upon the occurrence of a “change in control” (as defined in the applicable Employment Agreement) within three years of the effective dates of their respective agreements. Upon a change in control, and provided that each remains in the continuous employment of the Company through the occurrence of such change in control: (i) Mr. Converse would become entitled to a lump-sum cash payment equal to 75% of his annual salary for the year in which the change in control occurs, payable within 45 days following the occurrence of the change in control; and (ii) Mr. Groff would become entitled to a lump-sum cash payment equal to 50% of his annual salary for the year in which the change in control occurs, payable within 45 days following the occurrence of the change in control.

Upon a change in control, and provided that he remains in the continuous employment of the Company through the occurrence of such change in control and for three months thereafter, Mr. Way would become entitled to a lump-sum cash payment equal to 25% of his annual salary for the year in which the change in control occurs, payable within ten days following the expiration of the three-month period following the occurrence of such change in control.

Under the Employment Agreements, each executive officer is entitled to certain severance payments and continuing benefits if involuntarily terminated without “cause” (as that term is defined in the Employment Agreements). Mr. Converse and Mr. Groff are each entitled to receive a severance payment equaling six months of his annual salary, as well as six months of continuing health, medical, dental and disability insurance coverage. Mr. Way is entitled to receive a severance payment equaling three months of his annual salary, as well as three months of continuing health, medical, dental and disability insurance coverage. Under the terms of his Employment Agreement, however, Mr. Way is not entitled to receive a change in control bonus payment if he receives severance payments and benefits under his Employment Agreement.

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The Employment Agreements with the executive officers provide that any “golden parachute” payments subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), will be reduced to the maximum amount that does not trigger the “golden parachute” excise tax unless the executive officer would be better off (on an after-tax basis) receiving all payments and benefits due and paying all applicable excise and income taxes. Accordingly, certain payments and/or benefits contingent on the Merger that may be made to the executive officers could be reduced pursuant to any such executive officer’s Employment Agreement, but it is not anticipated that any such reduction will be required in connection with the Transactions.

The Employment Agreements are filed as Exhibits (e)(8), (e)(9) and (e)(10) to this Schedule 14D-9 and are incorporated herein by reference.

For an estimate of the value of the payments described above that would become payable under the Employment Agreements with each of the Company’s executive officers in the event of a change in control, see “—Information Regarding Golden Parachute Compensation”, and the assumptions set forth under that subheading, below.

Payment of Annual Bonuses

Under the terms of the VirtualScopics, Inc. Bonus Plan (the “Company Bonus Plan”), each of the executive officers of the Company are eligible for cash incentive bonuses equal to a percentage of the executive’s base salary. Bonus payments under the Company Bonus Plan are only payable if the Company meets or exceeds certain annual financial and operational targets in each fiscal year. The bonus percentage range is 0% to 37.5% of annual base salary for the Chief Executive Officer, 0% to 20% for the Chief Financial Officer and 0% to 12% for the Chief Operating Officer. Pursuant to the terms of their Employment Agreements, the executive officers are paid the bonus payment in accordance with the customary bonus payout practices of the Company, typically within two months of the end of each fiscal year. Further, if Mr. Converse, Mr. Groff, or Mr. Way are involuntarily terminated without “cause” after June 30th of any given fiscal year (as that term is defined in the Employment Agreements), then each executive officer is entitled to receive payment of any bonus earned through the date of such termination, pro-rated for the number of days elapsed in such calendar year. The Company Bonus Plan is filed as Exhibits (e)(7) to this Schedule 14D-9 and is incorporated herein by reference.

Compensation Arrangements Entered Into in Connection with the Transactions

Continuing Employee Benefits

Pursuant to the Merger Agreement, until the six-month anniversary of the closing of the Merger, BioTelemetry has agreed to provide employees of the Company or any subsidiary of the Company immediately prior to the Effective Time who are retained by BioTelemetry or any of its subsidiaries following the closing of the Merger with (i) base wage or salary that is no less than that provided to such employees immediately prior to the Effective Time, and (ii) bonus opportunity and employee benefits (excluding defined benefit plans and/or equity compensation plans) in the aggregate that are either substantially the same as such employees’ incentive compensation and employee benefits immediately prior to the Effective Time or substantially comparable to those provided to similarly situated employees of Parent and its subsidiaries; provided that BioTelemetry is under no obligation to retain any employee or group of employees other than as required by applicable law or pursuant to any existing employment agreements.

Pursuant to their Employment Agreements, each of Mr. Converse, Mr. Groff and Mr. Way is entitled to severance payments and continuing employee benefits if his employment is involuntarily terminated without “cause”, as described in further detail under the heading “Employment Agreements.” Under the terms of the Company Bonus Plan, each of Mr. Converse, Mr. Groff and Mr. Way will also be eligible for cash incentive bonuses equal to a percentage of the executive’s base salary, but only if (i) the Company meets or exceeds certain financial and operational targets in fiscal 2016, and (ii) the executive officers are not terminated before July 1st, 2016.

The base salaries payable to the Company’s executive officers pursuant to their Employment Agreements for 2016 are set forth in the table below:

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Name	Base Salary ($)
Eric Converse	$325,000.00
James Groff	$150,000.00
Ronald Way	$150,000.00

Information Regarding Golden Parachute Compensation

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Offer and/or the Merger that is payable or may become payable to each of the Company’s named executive officers who were serving as named executive officers as of the Company’s last completed fiscal year (the “named executive officers”). This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below assumes that the closing of the Merger, and thus the date of the “change in control” as used below, will occur on May 10, 2016, that the employment of each named executive officer was terminated by the Company involuntarily and without “cause” under the terms of his Employment Agreement,  that the employment of each named executive officer will continue through such date, that no amount of withholding taxes are applicable to any payments set forth in the table, that no payments are delayed for six months to the extent required under Section 409A of the Code and that no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Section 4999 of the Code to such payments. The amounts set forth in the table are estimates based on the $4.05 per share applicable Offer Price for Common Stock. As a result of these assumptions and estimates, and the additional assumptions and estimates described in the footnotes accompanying this table, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the below table. For additional details regarding the terms of the payments described below, see the discussion above in the section entitled “—Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)
Eric Converse	$406,250.00	$140,967.54	$5,691.84	-	-	$552,909.38
James Groff	$150,000.00	$46,500.00	$3,624.96	-	-	$200,124.96
Ronald Way	$37,500.00	$4,750.00	$2,417.70	-	-	$44,667.70

(1)	Amounts in this column represent the estimated amounts payable to each of the named executive officers pursuant to the change in control bonus and severance payment provisions of the Employment Agreements described above under the heading “Employment Agreements.” Each named executive officer is entitled to receive a change in control bonus under his Employment Agreement, in a lump-sum cash payment, equal to a percentage of his base salary in effect at the time the change in control occurs. Mr. Converse and Mr. Groff are each entitled to receive change in control bonus payments of 75% and 50%, respectively, of their base salaries. Mr. Way is not entitled to receive a change in control bonus if he receives severance payments. Mr. Converse and Mr. Groff are each entitled to severance payments under his Employment Agreement equaling six months of base salary. Mr. Way is entitled to severance payments under his Employment Agreement equaling three months of base salary.

(2)	As described in more detail above under the heading “—Effect of the Merger on Company Shares, Equity-Based Incentive Awards, Existing Employment Agreements and Company Bonus Plan,” (a) each unexpired and unexercised Company Stock Option, whether or not then exercisable or vested, held by a named executive officer immediately prior to the Effective Time will be canceled and converted automatically into the right to receive a cash payment with respect thereto equal to the product of (i) the total number of shares of Common Stock subject to such Company Stock Option immediately prior to such cancellation and (ii) the excess, if any, of the applicable Offer Price over the exercise price per share subject to such Company Stock Option immediately prior to such cancellation. Cash amounts to be paid to named executive officers in respect of their Company equity-based incentive awards that are fully vested as of May 10, 2016 are not required to be included in the above table and, accordingly, have not been included.

(3)	Amounts in this column represent amounts payable to provide the named executive officers with continuing 401(k) match, group health, medical, dental, life and disability insurance pursuant to the terms of their Employment Agreements. Mr. Converse and Mr. Groff are entitled to receive six months of these benefits following an involuntary termination without “cause”. Mr. Way is entitled to receive three months of these benefits following an involuntary termination without “cause”.

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Director and Officer Indemnification and Insurance

VirtualScopics has entered into indemnification agreements (“Indemnification Agreements”) with each of its directors and executive officers. The Indemnification Agreements provide, among other things, that VirtualScopics will indemnify the director or officer (the “Indemnitee”) to the fullest extent permitted by law (subject to certain exceptions and exclusions) if the Indemnitee was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that Indemnitee is or was or has agreed to serve at the request of VirtualScopics as a director, officer, employee or agent of VirtualScopics, or while serving as a director or officer of VirtualScopics, is or was serving or has agreed to serve at the request of VirtualScopics as a director, officer, employee or agent (which includes a trustee, partner or manager or similar capacity) of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, in each case whether or not such proceeding is an action by or in the right of the Company, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by Indemnitee or on Indemnitee’s behalf in connection with such action, suit or proceeding and any appeal therefrom, but shall only be provided if Indemnitee acted in good faith and in a manner Indemnitee reasonably believed to be in or not opposed to the best interests of VirtualScopics, and, with respect to any criminal action, suit or proceeding, had no reasonable cause to believe Indemnitee’s conduct was unlawful.

In addition, and subject to certain limitations, the Indemnification Agreements provide for the advancement of expenses incurred by Indemnitee in connection with any proceeding, and the reimbursement to the Company of the amounts advanced to the extent that it is ultimately determined that the Indemnitee is not entitled to be indemnified by the Company. The Indemnification Agreements do not exclude any other rights to indemnification or advancement of expenses to which the Indemnitee may be entitled pursuant to the amended and restated certificate of incorporation or bylaws. The foregoing summary of the Indemnification Agreements is qualified in its entirety by reference to the Indemnification Agreements, the form of which is filed as Exhibit (e)(11) hereto, and is incorporated herein by reference.

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the Surviving Corporation for a period of time following the Effective Time. The Surviving Corporation shall (and BioTelemetry shall cause the Surviving Corporation to) indemnify, defend and hold harmless, and advance expenses to, each present and former director and officer of the Company or its subsidiaries (the “Indemnified Persons”) with respect to all acts or omissions by them, in their capacities as such at any time prior to the Effective Time, to the fullest extent permitted by applicable law. Without limiting the foregoing, until the sixth anniversary of the Effective Time of the Merger, BioTelemetry shall cause the Surviving Corporation to (i) indemnify and hold harmless each Indemnified Person against any and all losses, claims, damages, liabilities, costs, fees, expenses, judgments, fines, penalties or liabilities in connection with any action arising out of or pertaining to any action, omission, suits or other proceedings in connection with such Indemnified Person’s capacity as an officer or director or employee or agent of the Company or otherwise in connection with any action taken or not taken at the request of the Company (each, an “Indemnified Proceeding”), whether or not the Indemnified Party continues in such position at the time the Indemnified Proceeding is brought, and (ii) pay all expenses, including reasonable attorneys’ fees, that may be incurred by the Indemnified Parties in connection with their enforcement of their indemnification rights.

The Company may, prior to the Effective Time, obtain a prepaid “tail” policy providing the directors and officers with coverage for an aggregate period of six years with respect to claims arising from acts or omissions that occurred on or before the Effective Time. If the Company does not obtain such a policy, then the Surviving Corporation shall, and BioTelemetry shall cause the Surviving Corporation to, maintain for the period beginning immediately following the Effective Time and ending six years from the Effective Time officers’ and directors’ liability insurance in respect of acts or omissions occurring on or prior to the Effective Time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof. However, neither Biotelemetry nor the Surviving Corporation shall be required to spend in excess of 250% of the annual premium (the “Maximum Amount”) the Company paid in the fiscal year ended December 31, 2015. If such premium for such insurance would at any time exceed the Maximum Amount, then the Surviving Corporation shall cause to be maintained the most advantageous policy available for an annual premium equal to such amount.

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Section 16 Matters

Pursuant to the Merger Agreement, the Board has authorized the Compensation Committee of the Board to adopt a resolution so that the disposition of all Company equity securities pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction under Rule 16b-3 of the Exchange Act.

Item 4.                   The Solicitation or Recommendation.

Recommendation of the Board.

At a meeting held on March 25, 2016, after careful consideration, the Board, among other things, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved that the Merger shall be effected as soon as practicable following consummation of the Offer without a vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL, and (iv) determined to recommended that stockholders accept the Offer and tender their shares of Common Stock and Preferred Stock into the Offer.

The Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their shares to Purchaser in the Offer.

A copy of the joint press release issued by VirtualScopics and BioTelemetry, dated March 25, 2016, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(1)(G) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Merger; Reasons for the Recommendation of the Board.

Background of the Merger

VirtualScopics is a provider of quantitative imaging services currently serving the pharmaceutical and biotechnology industries in early and late stage clinical trials. It has a suite of image analysis software tools and applications which are used in detecting and measuring specific anatomical structures and metabolic activity using medical images. Its proprietary software and algorithms provide measurement capabilities designed to improve clinical research and development. VirtualScopics applies its imaging technology to improve the efficiency and effectiveness of the pharmaceutical research and development processes.

As part of their ongoing activities and review of VirtualScopics’ business and financial performance, the Board and VirtualScopics’ management team regularly evaluated strategic alternatives with a view toward enhancing stockholder value. The Board discussed, among other things, market opportunities, potential regulatory developments, infrastructure investments, capital structure, capital resources and risk factors that affect the business. The Board and management team determined that VirtualScopics had to obtain greater operational scale, both in terms of revenue and customer contracts, in order to mitigate the inherent business risks associated with operating as an independent, stand-alone entity that was focused on growing the Company organically and through strategic acquisitions.

The Company competes directly with other providers of clinical trial services, many of whom are substantially larger than VirtualScopics. Recent trends in consolidation of outsourced clinical trials services providers and “preferred provider” arrangements among larger vendors and customers have made competition increasingly difficult for independent providers such as VirtualScopics. In addition, given its smaller scale in terms of revenue and customer contracts, the Company is at greater risk of variability in revenue and profitability due to the timing and size of new customer wins and potential customer losses and the Company’s status as a publicly-traded company increases the visibility of its operating results to both customers and competitors.

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If the Company were to remain independent, organic growth and strategic acquisitions would require significant cash investments in infrastructure, which would result in considerable share and earnings dilution to current stockholders due to market conditions and VirtualScopics’ capital structure. For example, Information Technology (“IT”) systems are the basis of VirtualScopics’ operating platform. The Board and management team have recognized the need to invest in IT infrastructure to maintain a robust and reliable operating system to further support the Company’s core business. VirtualScopics’ ability to compete with larger companies in the market has been partially based on its ability to improve operating efficiencies through IT. Its ability to be successful in this effort would be increased if IT investments were made sooner, which depends on the availability of sufficient external financing, which the Board considered might not be available on terms favorable to the Company, or at all. As such, the Board of Directors deemed it advisable to consider potential strategic alternatives including obtaining additional financing or a potential combination with a larger company.

In April 2012, the Company completed a private placement of Series C Preferred Stock to GHI in the amount of $3,000,000. The Series C Preferred Stock was entitled to a $3,000,000 liquidation preference, an accruing dividend of four percent (4%) per year and participation with the Common Stock on a deemed liquidation event, including the type of transaction contemplated by the Offer and Merger. The investment was to provide funding for VirtualScopics' efforts to expand its quantitative imaging technology into new markets such as personalized medicine and diagnostic products. As part of the initial investment, GHI agreed to invest an additional $3,000,000 in this personalized medicine initiative if certain milestones were met by April 2013. These milestones were not met and no further investment was made by GHI. In November 2013, VirtualScopics announced it had suspended its personalized medicine strategy and would focus on its core image analysis service business. As a result, the new line of business for which GHI had invested was not being pursued by VirtualScopics.

To assist in the evaluation of potential strategic alternatives, VirtualScopics retained Oppenheimer & Co. Inc. (“Oppenheimer”) as its exclusive financial advisor in December 2012. With assistance from Oppenheimer, the Company held discussions pursuant to confidentiality agreements with 24 potential strategic and financial buyers about a potential sale of the Company. In May 2013 VirtualScopics entered into an exclusive, non-binding letter of intent with one potential acquiror, but in June 2013 discussions with that party were terminated, and no other discussions with third parties resulted in indications of interest in an acquisition. The Board determined to suspend active discussions with potential buyers at that time, but maintained its engagement with Oppenheimer.

Subsequently, the Board continued to regularly review the Company’s operating results, growth prospects and competitive landscape, and continued to evaluate strategic alternatives in an effort to maximize stockholder value.

In March 2015, a representative of BioTelemetry contacted VirtualScopics to explore a strategic collaboration utilizing BioTelemetry’s experience in the cardiology therapeutic area. This initial interest in collaboration led to a meeting in April 2015 among Mr. Converse and Joseph Capper, BioTelemetry’s Chief Executive Officer, and Heather Getz, BioTelemetry’s Chief Financial Officer, and Scott Satin, President of BioTelemetry’s Research division, to discuss a potential acquisition.

At a Board meeting on June 2, 2015, Mr. Converse reported to the Board that BioTelemetry expressed an interest in a potential acquisition of VirtualScopics. The Board determined to resume active consideration of strategic alternatives, and instructed director Bruce Lev to consult with management and Oppenheimer with regard to a potential sale, strategic alliance or financing.

On June 4, 2015, as part of the Board’s direction to examine strategic alternatives, Mr. Converse contacted the chief executive officer of a potential strategic acquiror (which we refer to as “Company A”) to discuss a potential acquisition of VirtualScopics.

In June 2015, Mr. Converse was introduced to a representative of another potential strategic acquiror (which we refer to as “Company B”). Thereafter, VirtualScopics presented Company B with a form of confidentiality agreement to consider for further discussions.

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On June 24, 2015, VirtualScopics and BioTelemetry entered into a mutual confidentiality agreement to enable discussions for a potential transaction between the parties and to permit VirtualScopics to share certain non-public information with BioTelemetry. The mutual confidentiality agreement contained a customary standstill that would terminate if VirtualScopics entered into a definitive agreement with a third party to effect a business combination. Thereafter, BioTelemetry conducted preliminary due diligence on VirtualScopics. On June 26, 2015, Mr. Converse had a subsequent meeting with BioTelemetry’s representatives to discuss a potential acquisition.

On July 13, 2015, the Board held a meeting to review, among other things, the Company’s financial performance to date. At the meeting, Messrs. Converse and Lev also updated the Board on discussions with third parties in connection with the examination of strategic alternatives, including Mr. Converse’s discussions with BioTelemetry.

On July 14, 2015, VirtualScopics entered into a mutual confidentiality agreement with Company B that contained a standstill provision that would terminate if VirtualScopics entered into a definitive agreement with a third party to effect a business combination. After subsequent discussions between executives of Company B and VirtualScopics management from July through September 2015, Company B informed VirtualScopics that it was not interested in pursuing an acquisition.

In order to fund its ongoing cash requirements, the Board authorized management to contact several commercial banks about financing for IT infrastructure improvements. None of the institutions contacted were willing to provide a term loan, and only one proposal for a line of credit based on accounts receivable was received. On August 7, 2015, VirtualScopics obtained a $2,000,000 revolving line of credit from a commercial bank.

VirtualScopics management also had inquired of and had preliminary discussions with several financing sources on a potential equity financing. Between June 2015 and December 2015, the Company received several proposals. None of these proposals were considered viable due to, among other things, the discount to market price and the potential dilutive effect given the anti-dilution price adjustments of the Company’s outstanding Preferred Stock.

On September 2, 2015, VirtualScopics’ Board held a meeting to review, among other things, the Company’s financial performance to date. At the meeting, Messrs. Converse and Lev also updated the Board on discussions with third parties in connection with the examination of strategic alternatives, including Mr. Converse’s discussions with BioTelemetry and Company A and Company B, and discussions with potential equity financing sources.

On September 4, 2015, to facilitate further discussions, VirtualScopics and Company A entered into a mutual confidentiality agreement containing a standstill provision that would terminate if VirtualScopics entered into a definitive agreement with a third party to effect a business combination. Between September 2015 and January 2016, members of VirtualScopics management, Mr. Lev and representatives of Oppenheimer had periodic discussions with Company A.

Between September 3, 2015 and December 19, 2015, members of VirtualScopics’ management and representatives of Oppenheimer and BioTelemetry’s management held a series of due diligence discussions with regard to a potential sale.

On November 23, 2015, VirtualScopics provided access to its virtual data room to Company A for its due diligence review.

On November 27, 2015, VirtualScopics received a preliminary, non-binding proposal from a potential investor group (“Company C”) for a $5 million equity investment. Company C had been one of the equity financing sources VirtualScopics’ management had spoken to about a potential equity financing in the latter half of 2015. The proposal did not specify a fixed share price and requested board representation and unspecified preferences in voting and liquidation akin to preferred stock. Company C also requested a meeting with the Board. Mr. Converse reported the letter to the Board for discussion at the next board meeting.

On December 1, 2015, the Board held a meeting to discuss, among other things, the proposal from Company C. Also present at the meeting were members of VirtualScopics management and representatives of Oppenheimer and Woods Oviatt Gilman LLP (“Woods Oviatt”), outside counsel to the Company. Oppenheimer’s representatives updated the Board on discussions with potential bidders with which VirtualScopics had entered into non-disclosure agreements. The Board discussed alternatives for a sale and remaining as a standalone company, the investments necessary to remain a standalone company and the ability of VirtualScopics to generate the additional capital needed to compete through organic growth and existing working capital. VirtualScopics management discussed with the Board its standalone plan and management’s preliminary revenue forecast for 2016 and underlying assumptions. The Board instructed Oppenheimer to contact potential bidders and request written acquisition proposals and also instructed management to respond to Company C and request a more definitive proposal. The Board discussed the dilutive effect of any equity financing due to, among other things, the price ranges in the proposal received and discussions with potential financing sources and the price-based anti-dilution price adjustments contained in the Company’s outstanding preferred stock. The Board instructed director Andrew Levitch to contact GHI, the holder of the Series C Preferred Stock, pursuant to a confidentiality agreement with VirtualScopics, to discuss interest in a strategic transaction with Company A as Company A had requested as part of a transaction with VirtualScopics.

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On December 17, 2015, VirtualScopics provided access to its virtual data room to BioTelemetry for its due diligence review.

On December 23, 2015, VirtualScopics received a non-binding letter of intent for an acquisition of VirtualScopics by BioTelemetry for a total purchase price of $13.9 million, with a price per share of Common Stock of $3.07, payable in cash and stock of BioTelemetry (the “Initial Proposal”). The Initial Proposal was subject to completion of due diligence, negotiation of a definitive merger agreement, and receipt of all necessary internal approvals by BioTelemetry. The Initial Proposal also requested a 90-day exclusivity period to negotiate a transaction between the parties.

On January 21, 2016, the Board held a meeting to discuss, among other things, the Initial Proposal. Also present at the meeting were members of VirtualScopics management and representatives of Woods Oviatt. Representatives of Woods Oviatt reviewed the Board’s fiduciary duties in the context of evaluating the Initial Proposal. The Board engaged in a discussion of the terms of the Initial Proposal. The Board discussed the response to BioTelemetry in the context of VirtualScopics’ short- and long-term business strategies and possible interest from other potential interested parties. The Board discussed that the Initial Proposal provided for payment in both cash and stock, and the uncertainty of stock consideration, and the length of the process for registration of any such shares. The Board instructed Oppenheimer to respond that BioTelemetry’s offer was not sufficient consideration for the Common Stock and engage in further discussions with BioTelemetry regarding a possible higher offer.

On January 19 and January 25, 2016, Heather Getz participated in phone conferences with a representative of Oppenheimer and advised him that BioTelemetry’s offer price had not changed.

On January 29, 2016, Oppenheimer’s representatives contacted BioTelemetry to discuss the status of its revised offer. Later that day, VirtualScopics received a revised preliminary, non-binding proposal from Company C for a $5,500,000 investment in common stock at a price equal to the lower of the market price or $2.75 per share. The preliminary proposal provided for, among other things, conversion of all of VirtualScopics’ outstanding Preferred Stock to Common Stock and exclusive negotiations for 30 days.

Later that same day, Joseph Capper and Heather Getz had a telephone conference with a representative of Oppenheimer who advised them, at the Company’s direction, that the Company’s counteroffer was $20 million.

On February 12, 2016, VirtualScopics received a non-binding letter of intent for an acquisition of VirtualScopics by Company A for a price of $3.45 per share to the Common Stock, the Series A Preferred Stock and the Series B Preferred Stock, and the conversion of Series C Preferred Stock into shares of Company A.

Later that same day, the Board held a meeting to discuss, among other things, the proposals received from potential bidders. Also present at the meeting were members of VirtualScopics management and representatives of Oppenheimer and Woods Oviatt. The Board discussed the proposal from Company A, and among other things, that it required the holders of Series C Preferred Stock to convert their shares into shares of Company A, and that the holders of Series C Preferred Stock would not receive their liquidation preference in cash as required by the terms of the Series C Preferred Stock. Representatives of Oppenheimer updated the Board on the status of discussions with potential bidders and the expectation to receive an updated proposal from BioTelemetry. The Board then instructed Oppenheimer to report back to Company A that the offer was unacceptable and to consider revising its offer and to inquire with BioTelemetry on the status of its revised offer. The Board also instructed Mr. Levitch and representatives of Oppenheimer to inquire of GHI about the treatment of its liquidation preference in the event of an acquisition of VirtualScopics.

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On February 15, 2016, VirtualScopics received a second non-binding letter of intent from BioTelemetry for an acquisition of VirtualScopics by BioTelemetry for a price of $15.5 million, at a price per share all in cash of $3.63 (the “Second Proposal”). The Second Proposal was subject to completion of due diligence, negotiation of a definitive merger agreement, and receipt of all necessary internal approvals by BioTelemetry. The Second Proposal requested a 60-day exclusivity period to negotiate a transaction between the parties. The Second Proposal also contemplated payment to GHI of its full liquidation preference of $3.0 million, accrued dividends of $240,000 and participation with common stock of approximately $712,000, or approximately $3.95 million in the aggregate, all as required under the terms of its Series C Preferred Stock.

On February 17, 2016, the Board held a meeting to discuss the proposal received from potential bidders. The Chairman and Mr. Converse updated the Board on the revised proposal from BioTelemetry and Oppenheimer’s discussions with BioTelemetry and Company A. Representatives of Woods Oviatt again reviewed with the Board its fiduciary duties when considering strategic transactions. The Board and management discussed BioTelemetry’s, Company A’s and Company C’s proposals as well as the Company’s future prospects as a standalone entity and other strategic alternatives available to the Company. As part of the review of the Board’s fiduciary obligations, the Board and management discussed additional potential acquirors of the Company and whether the Company should conduct an auction or pre-signing market check. As part of this discussion, Oppenheimer had identified for the Board additional potential acquirors of the Company that Oppenheimer believed could have both the strategic interest and financial wherewithal to explore a potential acquisition. The Board and management noted that a number of these companies had been engaged in discussions with the Company in the past and had, after some deliberation, ultimately declined interest in pursuing a strategic transaction with the Company at the relevant time. Following a thorough discussion between the Board, management and Woods Oviatt reviewed a list of additional potential acquirors including both strategic and financial buyers identified as the most likely to have the capacity and interest in acquiring the Company. The Board discussed the advantages of conducting a pre-signing market check, including, among others, the potential to assist the Board to obtain a higher value transaction and negotiate more favorable terms. The Board also considered the disadvantages of conducting a pre-signing market check, including, among others, that it would increase the risk of leaks that could harm the competitive position of the Company, it could result in BioTelemetry and Company A withdrawing from the process, it could create additional work force disruption which could negatively impact the Company’s salesforce and progress on other key operating performance metrics and it could delay the timing of, and thereby increase the execution risks of, a transaction with them, and noted that the broader the pre-signing market check the more pronounced these disadvantages would be. At the conclusion of the discussion, the Board determined that a pre-signing market check involving the potential bidders would be in the best interest of the Company and its stockholders, and directed management and representatives of Oppenheimer to engage in discussions with the potential bidders to determine their interest in considering a potential acquisition of the Company. The Board also instructed Oppenheimer to report back to BioTelemetry that the offer in the Second Proposal was not acceptable and to consider increasing the offer.

Following the meeting, at the direction of the Board, representatives of Oppenheimer contacted representatives of each of the potential bidders to gauge their interest in pursuing a strategic transaction with the Company. Seven of the potential bidders indicated that they would further evaluate the possibility of engaging in discussions with the Company regarding the acquisition of the Company and the other six parties did not indicate interest in pursuing a strategic transaction with VirtualScopics and did not specify the reasons for such decision. Three of these potential bidders entered into a mutual confidentiality agreement with VirtualScopics containing a standstill provision that would terminate if VirtualScopics entered into a definitive agreement with a third party to effect a business combination. These bidders then conducted an initial due diligence investigation.

Representatives of Oppenheimer followed up with these potential bidders, as well as Company A, and none expressed any interest in pursuing a strategic transaction or, with respect to Company A, submitting a revised proposal.

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Between February 18, 2016 and March 3, 2016, at the direction of the Board, representatives of Oppenheimer also had discussions with GHI to determine GHI’s willingness to reduce its liquidation preference and eliminate its participation with the Common Stock under the terms of its Series C Preferred Stock in connection with a sale. GHI indicated that it would be willing to consent to a sale were it to receive $2,760,000, which with $240,000 in dividends previously received by GHI to date, would be equal to GHI’s initial investment of $3,000,000 in 2012.

On February 19, 2016, Company C submitted a revised proposal that increased its purchase price for Common Stock to $3.00 per share. The other terms remained the same.

On February 23, 2016, at the direction of the Company, representatives of Oppenheimer sent an e-mail to Heather Getz advising of the Company’s specific requested changes to the letter of intent, including that the Company required a higher price per share than was included in the initial draft of the letter of intent.

During the next several days, the parties continued to discuss and negotiate the terms of the letter of intent, including the exclusivity and related expense reimbursement provisions.   In these discussions, BioTelemetry indicated that it would not increase the price of its offer. Representatives of Oppenheimer then discussed with BioTelemetry revising its Second Proposal upward to reflect this purchase price allocation from the Series C Preferred Stock to the Common Stock from $3.63 per share to $4.05 per share of Common Stock.

On March 3, 2016, at the direction of the Company, representatives of Oppenheimer contacted representatives of Company A to inquire on the status of its revised offer.  Representatives of Company A responded that it was not able to increase its offer.

Later on March 3, 2016, the Board held a meeting to discuss the revised Second Proposal from BioTelemetry and revised proposal from Company C. Also present at the meeting were members of VirtualScopics management and representatives of Oppenheimer and Woods Oviatt. Representatives of Oppenheimer provided an update on the status of its market check. The representatives of Oppenheimer then discussed revisions to the terms of Second Proposal. The Board discussed with management and representatives of Oppenheimer and Woods Oviatt, the proposal, and discussions with GHI of its willingness to compromise its preference under the terms of its Series C Preferred Stock. After a thorough discussion where the Board considered, among other things, the long-term and short-term goals of the Company, its ability to continue as a standalone company and the need to invest in infrastructure in order to compete with larger competitors, the dilutive effect of equity financing and the lack of sufficient debt financing, the Board authorized management to sign a letter of intent with BioTelemetry at a price of $4.05 per share to the Common Stock, and exclusive dealing for 30 days. VirtualScopics and BioTelemetry executed the non-binding letter on March 4, 2016.

On March 15, 2015, BioTelemetry’s outside counsel, Greenberg Traurig P.A. (“Greenberg Traurig”), circulated a first draft of the Merger Agreement to Woods Oviatt. The draft Merger Agreement provided for a tender offer by an indirect wholly-owned subsidiary of BioTelemetry for all of the outstanding shares, to be promptly followed by a merger in which the shares not tendered in the Offer would be entitled to receive the tender offer price, without interest and less applicable tax withholding. The draft Merger Agreement provided, among other things, for the payment by VirtualScopics of BioTelemetry’s transaction expenses with no limit if the Merger Agreement were terminated under certain specified circumstances.

On March 16, 2015, the Board held a meeting to discuss, among other things, the proposal. In attendance at the meeting were members of VirtualScopics management and representatives of Woods Oviatt. Representatives of Woods Oviatt reviewed with the Board its fiduciary duties in connection with considering a potential sale of VirtualScopics. Representatives of Woods Oviatt provided an update on its negotiation with Greenberg Traurig regarding the Merger Agreement and the anticipated next steps in proceeding with negotiating a definitive merger agreement and related agreements with BioTelemetry.

On March 17, 2016, Woods Oviatt sent a revised draft of the Merger Agreement to Greenberg Traurig. Thereafter, the parties negotiated the Merger Agreement, related documents and various issues via conference calls, and several drafts of the Merger Agreement and related documents were exchanged between the parties. The issues discussed and negotiated included, without limitation, the scope of the representations and warranties, the conduct of VirtualScopics’ business between signing and closing of the transaction, the terms under which VirtualScopics could respond to unsolicited proposals, the parties’ respective conditions to closing, the rights of the parties to terminate the transaction, and the amount and conditions of payment by VirtualScopics of the expense reimbursement described above, and the terms of and the parties to be subject to Support Agreements requested by BioTelemetry.

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On March 18, 2016, the Board held a meeting to discuss, among other things, the status of discussions with BioTelemetry. Also in attendance at the meeting were members of VirtualScopics management and representatives of Woods Oviatt. Representatives of Woods Oviatt provided an update on its negotiation with Greenberg Traurig regarding the Merger Agreement and the anticipated next steps in proceeding with negotiating a definitive merger agreement and related agreements with BioTelemetry.

Between March 18, 2016 and March 25, 2016, representatives of VirtualScopics and BioTelemetry had various telephonic discussions to finalize the Merger Agreement and related agreements.

On March 22, 2016, the Board held a meeting to discuss the proposed terms of the transaction and the status of discussions with BioTelemetry. Also in attendance at the meeting were members of VirtualScopics management and representatives of Oppenheimer and Woods Oviatt. Prior to the meeting, the Board received the most recent draft of the Merger Agreement and other relevant documents. Representatives of Woods Oviatt again reviewed the fiduciary duties of the Board in connection with a potential sale of VirtualScopics. Representatives of Woods Oviatt provided an overview of the negotiation process to date with BioTelemetry’ representatives, and discussed in detail BioTelemetry’ proposed $4.05 per share Offer Price, the material terms of the proposed Merger Agreement and forms of Support Agreements. Representatives of Woods Oviatt reported that the following terms, among others, had been negotiated in the Merger Agreement: a substantial reduction, at VirtualScopics’ request, in the maximum expense reimbursement to 4.0% of the equity value of the transaction; the removal of the requirement to pay the expense reimbursement in the event the minimum tender condition is not obtained; the inclusion, at VirtualScopics’ request, of the Board’s ability to revoke its recommendation to stockholders in the exercise of its fiduciary duties in the event of a material development that was not known or reasonably foreseeable to the Board as of or prior to the date of the Merger Agreement; the revision, at VirtualScopics’ request, of the definition of “material adverse effect” to exclude effects of the announcement of the transaction, including customer, supplier or employee terminations; the scope of each party’s representations and warranties; the parties’ respective conditions to closing; the conduct of VirtualScopics’ business between signing and closing of the transaction; the benefits to be offered to VirtualScopics employees following the transaction; VirtualScopics’ ability to respond to unsolicited competing inquiries following the announcement of the transaction; the rights of the parties to terminate the transaction.

The Board also again reviewed management’s forecasts for 2016-2020 (the management forecast for 2016-2020 is referred to as the “VirtualScopics Projections” (see “—Certain Prospective Financial Information About VirtualScopics” on page 25 of this Schedule 14D-9 for further detail regarding the VirtualScopics Projections).

The Board then discussed the proposal in the context of VirtualScopics’ overall strategic alternatives, including continuing as a standalone company. The Board discussed in detail the advantages and risks of the proposed transaction that are described in “Reasons for the Recommendation of the Board” beginning on page 16 of this Schedule 14D-9, including, among other things, whether the Offer Prices represented an attractive valuation of the Company for stockholders when considered in light of the Board’s knowledge and understanding of the business, operations, management, financial condition and prospects of the Company, including the various challenges presented if the Board were to reject BioTelemetry’s offer and either pursue a strategic transaction at a later time or continue as a standalone company. In light of these discussions, the Board concluded that BioTelemetry’s improved and final offer would, if consummated, provide greater certainty of value (and less risk) to VirtualScopics stockholders relative to the potential trading price of the shares over a longer period after accounting for the long-term risks to VirtualScopics’ business resulting from operational execution risk and evolving industry dynamics. After considering the Company’s lack of strategic alternatives to the BioTelemetry transaction and the uncertainty in the Company’s ability to continue as a profitable company given the challenges in achieving its strategic objectives, the Board directed the Company and its advisors to proceed toward the execution of a definitive agreement with BioTelemetry expeditiously.

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On March 25, 2016, a day on which U.S. stock markets were closed, the Board held a meeting to discuss the final terms of the proposed transaction and proposed definitive Merger Agreement and related documents. In attendance at that meeting were members of VirtualScopics management and representatives of Oppenheimer and Woods Oviatt. Representatives of Woods Oviatt reviewed with the Board their fiduciary duties in the context of the proposed transaction. Representatives of Woods Oviatt then summarized the material terms of the proposed form of merger agreement, including, among others, the parties’ respective conditions to closing; the maximum expense reimbursement of 4.0% of the equity value of the transaction; VirtualScopics’ ability to respond to unsolicited competing inquiries following the announcement of the transaction; the Board’s ability to revoke its recommendation to stockholders in the exercise of its fiduciary duties in the event of a material development that was not known or reasonably foreseeable to the Board as of or prior to the date of the Merger Agreement; the removal of the requirement to pay the expense reimbursement in the event the minimum tender condition is not obtained; the scope of each party’s representations and warranties; the conduct of VirtualScopics’ business between signing and closing of the transaction; the benefits to be offered to VirtualScopics employees following the transaction; the rights of the parties to terminate the transaction; and the scope of the tender offer to encompass all classes of preferred stock. At the request of the Board, representatives of Oppenheimer reviewed its financial analysis of the $4.05 per share cash consideration with the Board and rendered an opinion to the Board to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Oppenheimer as set forth in its opinion, the consideration of $4.05 per share to be received by the holders of Common Stock in the proposed transaction pursuant to the Merger Agreement was fair, from a financial point of view, to those holders. After further discussion, the Board unanimously determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby, were advisable and in the best interests of the Company and its stockholders, approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the DGCL, including Section 251(h), resolved to recommend that the stockholders of the Company accept the Offer and tender their shares in the Offer, and took such actions as were necessary to render Section 203 of the DGCL inapplicable to the transactions contemplated by the Merger Agreement and the Support Agreements.

Later that day on March 25, 2016, the Merger Agreement was executed, and all signatories to the Support Agreements executed such agreements, and VirtualScopics and BioTelemetry jointly announced the execution of the Merger Agreement.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with VirtualScopics’ management and representatives of each of its legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of VirtualScopics and its stockholders and to recommend that the stockholders of the Company accept the Offer and tender their shares of Common Stock and Preferred Stock in the Offer, the Board considered numerous factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Board recommends that VirtualScopics’ stockholders tender their shares of Common Stock and Preferred Stock in response to the Offer:

Offer Price. The Board considered:

•	the fact that the Offer Price for the Common Stock represents a premium of approximately 5.1% over the volume-weighted average trading prices for the shares of Common Stock for the 60-day period ending on March 24, 2016;
•	the fact that the Offer Price for the Common Stock represents a premium of approximately 14.7% over the volume-weighted average trading prices for the shares of Common Stock for the 90-day period ending on March 24, 2016; and
•	the Board’s belief that it had obtained BioTelemetry’ best and final offer, and that, as of the date of the Merger Agreement, the applicable Offer Prices for the Common Stock and Preferred Stock represented the highest per share consideration reasonably obtainable.

VirtualScopics’ Operating and Financial Condition; Prospects of VirtualScopics. The Board considered that the Offer Price of $4.05 per share of Common Stock to be received by the Company’s holders of Common Stock in the Transactions, as well as the holders of Series A Preferred Stock and Series B Preferred Stock on an as-converted basis, provides greater certainty of value (and less risk) to stockholders relative to the potential trading price of the Common Stock over a longer period. In doing so it accounted for the long-term risks to the Company’s business resulting from operational execution risk, its concentrated customer base and evolving industry dynamics. The Board noted in particular the costs and risks associated with maintaining and improving IT infrastructure and financing such investments to compete with larger competitors, and that VirtualScopics could require additional significant capital in order to execute on its strategy before achieving consistent profitability. The Board also considered the potential cost of capital, including the potentially dilutive impact to existing stockholders, the terms and structure of any such capital-raising transactions, the limited alternatives and amount of any bank or other debt financing, and the execution risks associated with achieving and maintaining profitability while investing in IT infrastructure to achieve the operational efficiencies of larger competitors to compete effectively. It also considered the relatively large swings in the trading price of the Common Stock over the prior fourteen months, the relatively low volume of trades and the resulting susceptibility to future swings unrelated to the Company’s financial performance. Additionally, the Board noted that while the Company had sufficient cash to fund its operations for the next twelve months, demands to improve its operating efficiencies and IT infrastructure could require a significant investment with cost reductions in order to fund such investments if the Company were to remain independent. The Board considered the risks, uncertainties and dilutive effect associated with such investments and cost reductions.

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Strategic Process. The Board considered its belief that the value offered to the Company’s stockholders in the Offer and the Merger was more favorable to stockholders than the potential value of remaining an independent public company and that the Offer Prices obtained were the highest that were reasonably attainable. The Board also considered the process through which VirtualScopics, with the assistance of its financial advisor, engaged in or sought to engage in discussions with other companies believed to be the most likely candidates to pursue a business combination with or acquisition of VirtualScopics.

Cash Consideration; Certainty of Value. The Board considered the fact that the Offer Prices will be paid in cash, providing certainty, immediate value and liquidity to the Company’s stockholders.

No Financing Condition. The Board considered the representation of BioTelemetry and Purchaser that they would have at the Offer acceptance time and the Effective Time sufficient cash resources to pay fully the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition.

Opinion of VirtualScopics’ Financial Advisor. The Board considered the opinion of Oppenheimer, dated March 25, 2016, to the Board as to the fairness, from a financial point of view and as of such date, to the holders of Common Stock in the Offer and the Merger, of the consideration of $4.05 per share to be received by those holders, which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Oppenheimer as more fully described under the subheading below entitled “Opinion of VirtualScopics’ Financial Advisor.” Oppenheimer’s opinion does not constitute a recommendation as to whether any holder of Common Stock should tender shares in the Offer or how any stockholder should act with respect to the Offer, the Merger or any other matter.

The Merger Agreement. The Board considered the provisions of the Merger Agreement, including the agreed exclusions of certain events and conditions from the definition of “material adverse effect,” the ability of VirtualScopics under certain circumstances to entertain unsolicited proposals for an acquisition that would reasonably be expected to lead to an offer that is superior to the Offer and the Merger, the ability of the Board under certain circumstances to withdraw or modify its recommendation that the stockholders of the Company accept the Offer and tender their shares of Common Stock and Preferred Stock, including in connection with a superior offer, VirtualScopics’ right to terminate the Merger Agreement under certain circumstances in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, the respective termination rights of VirtualScopics and BioTelemetry and the $620,000 cap on any expense reimbursement payable by VirtualScopics under certain circumstances, which the Board believed was reasonable relative to termination fees in transactions of a similar size, would not likely deter competing bids and would not likely be payable unless the Board entered into a definitive agreement for a superior offer.

Conditions to the Consummation of the Offer and Merger; Likelihood of Closing the Second Step Merger. Consummation of the Offer is conditioned upon stockholders tendering and not validly withdrawing a sufficient number of shares of Common Stock and Preferred Stock such that BioTelemetry will own at least a majority of the outstanding voting shares immediately following closing of the Offer. The Board considered the likelihood of the consummation of the second-step Merger contemplated by the Merger Agreement if the shares tendered pursuant to the Offer are accepted for payment.

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Timing of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding shares of Common Stock and Preferred Stock, including the fact that the parties elected to have the Merger effected pursuant to Section 251(h) of the DGCL to enable consummation of the Merger as soon as practicable following the consummation of the Offer, which should, subject to the satisfaction or waiver of certain closing conditions, allow stockholders of the Company to receive the Offer Prices in a relatively short timeframe, followed by the Merger in which stockholders (other than shares held (i) by BioTelemetry or Purchaser and (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such shares) will receive the same consideration as received by those stockholders who tender their shares of Common Stock and Preferred Stock in the Offer. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which VirtualScopics’ business would be subject to the potential uncertainty of closing and related disruption.

Extension of Offer Period. The Board considered that Purchaser must extend the Offer for one or more periods until June 15, 2016, if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived (to the extent so waivable by BioTelemetry or Purchaser).

Appraisal Rights. The Board considered the availability of statutory appraisal rights to VirtualScopics’ stockholders who do not tender their shares of Common Stock or Preferred Stock in the Offer and otherwise comply with all required procedures under the DGCL.

Support Agreements. The Board considered the fact that the Support Agreements entered into with Loeb and GHI terminate in the event that VirtualScopics terminates the Merger Agreement, which permits those persons to support a transaction involving a superior proposal.

Series C Preferred Stock Preference; Protective Provisions. The Board considered the fact that GHI, as the sole holder of the Series C Preferred Stock, is entitled to receive its full liquidation preference, participation with Common Stock, as well as accrued and unpaid dividends in a sale transaction of the type contemplated by the Offer and Merger, and GHI agreed to forgo approximately $1.2 million to which it was entitled. The Board further considered that GHI has certain protective provisions in the Certificate of Designation of Rights and Preferences of the Series C Preferred Stock related to sales of senior equity securities, and the price-based anti-dilution protection that would be triggered upon the sale of new equity, at the equivalent of $12.04 per share of Common Stock, would be an impediment to equity financing.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that previously had been identified and discussed by management of VirtualScopics and the Board, including, but not limited to the following:

•	the fact that VirtualScopics stockholders will not be entitled to participate in any potential future benefit from VirtualScopics’ execution of management’s standalone strategic business plan;
•	the Merger Agreement precludes VirtualScopics from actively soliciting alternative transaction proposals and requires payment by VirtualScopics of an expense reimbursement fee to BioTelemetry under certain circumstances, including in the event the Merger Agreement is terminated by VirtualScopics to accept a superior offer;
•	that the price of VirtualScopics Common Stock has traded above the applicable Offer Price in the past 52 weeks prior to the signing of the Merger Agreement
•	the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, VirtualScopics’ directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, VirtualScopics will have incurred significant transaction costs and VirtualScopics’ relationships with its customers, key partners, employees and other third-parties may be adversely affected;

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•	the effect of the public announcement of the Merger Agreement, including effects on VirtualScopics’ relationship with its development partners and other business relationships and VirtualScopics’ ability to attract and retain key management and personnel;
•	the possibility of litigation; and
•	the treatment of the consideration to be received by the stockholders in the Offer and the Merger as taxable to the stockholders for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board. In view of the wide variety of reasons and factors considered, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with BioTelemetry, the Company, or their respective affiliates regarding continued service with BioTelemetry, the Company or their respective affiliates after the Effective Time, it is possible that BioTelemetry, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Opinion of the Company’s Financial Advisor

We engaged Oppenheimer to render a written opinion, which we refer to as the opinion, to the Board as to the fairness, from a financial point of view, to the holders of Common Stock of the consideration of $4.05 per share to be received by those holders in the proposed transaction pursuant to the Merger Agreement. We selected Oppenheimer because Oppenheimer is a nationally recognized investment banking firm with substantial experience in transactions similar to the proposed transaction.

As part of its engagement, representatives of Oppenheimer attended via conference call the meeting of the Board held on March 25, 2016, at which the Board evaluated the proposed transaction. At this meeting, Oppenheimer reviewed the financial aspects of the proposed transaction and rendered its opinion, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Oppenheimer as set forth in its opinion, as to the fairness, from a financial point of view, to the holders of Common Stock of the consideration of $4.05 per share to be received by those holders in the proposed transaction pursuant to the Merger Agreement. The Board approved the Merger Agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Oppenheimer in preparing its opinion. Oppenheimer’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the transaction. The opinion addressed the fairness, from a financial point of view, to the holders of Common Stock of the Merger consideration to be received by those holders in the proposed transaction pursuant to the Merger Agreement. It did not address the underlying business decision of the Board to engage in the transaction or enter into the Merger Agreement. It does not constitute a recommendation to the Board in connection with the transaction or a recommendation to any holder of Common Stock or shareholder of any other entity as to whether or not any holder of Common Stock should tender shares of Common Stock pursuant to the Offer or how to vote in connection with the transaction or any other matter, nor does it constitute a recommendation on whether or not any stockholder should enter into a voting, shareholders’ or affiliates’ agreement with respect to the transaction or exercise any dissenters’ or appraisal rights that may be available to any stockholder.

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In connection with the opinion, Oppenheimer reviewed, analyzed and relied upon information and material bearing upon the financial and operating condition of VirtualScopics and the transaction, including, among other things:

•	the execution version, dated March 25, 2016, of the Merger Agreement and certain related documents;

•	audited financial statements of VirtualScopics for fiscal years ended December 31, 2014 and 2013, and unaudited financial statements of VirtualScopics for the twelve months ended December 31, 2015;

•	financial forecasts and estimates relating to VirtualScopics prepared by our management;

•	the historical market prices and trading volumes of Common Stock;

•	the discussions with our senior management and advisors of VirtualScopics with respect to our businesses and prospects;

•	certain publicly available financial data for companies that Oppenheimer deemed relevant in evaluating VirtualScopics;

•	certain publicly available financial information for transactions that Oppenheimer deemed relevant in evaluating the transaction;

•	the estimated present value of our future cash flows based on financial forecasts and estimates prepared by our management;

•	other public information concerning VirtualScopics; and

•	certain other analyses, other information and other factors as Oppenheimer deemed appropriate.

In rendering the opinion, Oppenheimer relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with Oppenheimer by VirtualScopics and its employees, representatives and affiliates or otherwise reviewed by Oppenheimer. With respect to our financial forecasts and estimates referred to above, Oppenheimer assumed, at the direction of our management and with our consent, without independent verification or investigation, that those forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of our management as to our future financial condition and operating results. At the direction of representatives of VirtualScopics, Oppenheimer also assumed that the final terms of the Merger Agreement would not vary materially from those set forth in the execution version reviewed by it. Oppenheimer also assumed, with our consent, that the transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on VirtualScopics or the transaction. Oppenheimer neither made nor obtained any independent evaluations or appraisals of our assets or liabilities, contingent or otherwise.

The forecasts, projections and estimates of VirtualScopics provided to Oppenheimer were not prepared with the expectation of public disclosure. All such information was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in those forecasts, projections and estimates. Oppenheimer assumed, based on discussions with our management, that our forecasts, projections and estimates referred to above provided a reasonable basis upon which Oppenheimer could form its opinion and Oppenheimer expressed no view as to any such information or the assumptions or bases therefor. Oppenheimer relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

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Oppenheimer also assumed that there were no material changes in our assets, liabilities, financial conditions, results of operations, business or prospects since the date of our last financial statements that were made available to Oppenheimer. In rendering its opinion, Oppenheimer did not evaluate our solvency, financial capability or fair value under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of the values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Oppenheimer assumed no responsibility or liability for their accuracy.

Oppenheimer did not express any opinion as to our underlying valuation, future performance or long term viability or the price at which Common Stock would trade at any time. Oppenheimer did not express any view as to, and its opinion did not address, any terms or other aspects or implications of the transaction (other than the consideration of $4.05 per share to be received by the holders of Common Stock to the extent expressly specified therein) or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the transaction or otherwise, including, without limitation, the amount for which any of the Preferred Stock would be purchased or the fairness of the amount or nature of the compensation resulting from the transaction to any individual officers, directors or employees of VirtualScopics, or class of such persons, relative to the consideration of $4.05 per share to be received by the holders of Common Stock. In addition, Oppenheimer expressed no view as to, and its opinion did not address, our underlying business decision to proceed with or effect the transaction nor did its opinion address the relative merits of the transaction as compared to any alternative business strategies that might have existed for VirtualScopics or the effect of any other transaction in which we might have engaged. Oppenheimer’s opinion was necessarily based on the information available to Oppenheimer and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by Oppenheimer on the date of its opinion. It should be understood that, although subsequent developments may affect Oppenheimer’s opinion, Oppenheimer does not have any obligation to update, revise or reaffirm its opinion.

Oppenheimer is not a legal, tax, regulatory or accounting advisor and Oppenheimer relied on the assessments made by us and our other advisors with respect to such issues. Oppenheimer’s opinion did not address any legal, tax, regulatory or accounting matters. In addition, Oppenheimer’s opinion did not constitute a solvency opinion or a fair value opinion, and Oppenheimer did not evaluate the solvency or fair value of VirtualScopics under any federal or state laws relating to bankruptcy, insolvency, similar matters or otherwise.

In performing its analyses, Oppenheimer made numerous assumptions with respect to the industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Oppenheimer and VirtualScopics. Any estimates contained in the analyses performed by Oppenheimer are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such business or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

The opinion was among several factors taken into consideration by the Board in making its determination to approve the Merger Agreement and the transaction. Consequently, the analyses described below should not be viewed as determinative of the decision of the Board with respect to the fairness of the Merger Consideration to the holders of Common Stock. The type and amount of consideration payable in the transaction were determined through negotiation between VirtualScopics and Biotelemetry and the decision to enter into the Merger Agreement was solely that of the Board.

The following is a summary of the material financial analyses presented by Oppenheimer to the Board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by Oppenheimer to the Board, but summarizes the material analyses performed and presented in connection with the opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Oppenheimer did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Oppenheimer believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

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Selected Public Companies Analyses.    Oppenheimer performed selected public companies analyses of VirtualScopics as described below. To perform these analyses, Oppenheimer used last-twelve-months, or LTM, revenue data and other financial information as of or for the period ended December 31, 2015 and market price information as of market close on March 24, 2016. Oppenheimer also used 2019 earnings consensus “street” estimates for the selected public companies, to the extent publicly available, taken from a nationally recognized earnings estimate consolidator and financial forecasts and projections relating to the earnings of VirtualScopics provided to Oppenheimer by our management. Certain financial data prepared by Oppenheimer, and as referenced in the tables presented below, may not correspond to the data presented in VirtualScopics’ historical financial statements as a result of the different periods, assumptions and method used by Oppenheimer to compute the financial data presented. No company used as a comparison in the following selected public companies analyses is identical to VirtualScopics. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Selected Public Companies Analyses—Microcap Healthcare Companies.  Using publically available information, Oppenheimer compared the financial performance, financial condition and market performance of VirtualScopics to 9 selected publicly traded healthcare companies in the United States with equity values under $50 million in either the imaging and clinical trial services space or the life science tools and services or life medical technology space.

The selected public companies were:

Imaging & Clinical Trial Services	Life Sciences Tools and Services/Medical Technology

Bioanalytical Systems Inc.	Xtant Medical Holdings, Inc.

DATATRAK International, Inc.	Cesca Therapeutics Inc.

Net Medical Xpress Solutions, Inc.	Pro-Dex Inc.

NeuroMetrix Inc.

Biomerica Inc.

Escalon Medical Corp.

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Oppenheimer’s analysis showed the following concerning the financial performance and financial condition of the selected public companies:

	Selected Public Companies
	Low		Median		High
Enterprise Value / 2015E Net Revenue	0.41	x	0.98	x	1.70	x

Note: Price as of March 24, 2016, VirtualScopics data reflects diluted shares outstanding of 3.53 million as of March 24, 2016.

This selected public companies analysis indicated a range of implied value per VirtualScopics common share of $2.51 to $3.50, compared to the consideration of $4.05 per VirtualScopics common share.

Selected Public Companies Analyses—Clinical Research Organizations and Outsourced Pharmaceutical Services Companies.  Using publically available information, Oppenheimer compared the financial performance, financial condition and market performance of VirtualScopics to 4 selected publicly traded healthcare companies in the United States in the Clinical Research Organization and Outsourced Pharmaceutical Services space.

The selected public companies were:

Quintiles Transnational Holdings Inc.

ICON Public Limited Company

Charles River Laboratories International, Inc.

PAREXEL International Corporation

Oppenheimer’s analysis showed the following concerning the financial performance and financial condition of the selected public companies:

	Selected Public Companies
	Low		Median		High
Enterprise Value / 2019E Adjusted EBITDA	7.1	x	9.2	x	9.8	x

Note: Price as of March 24, 2016, VirtualScopics data reflects diluted shares outstanding of 3.53 million as of March 24, 2016.

This selected public companies analysis indicated a range of implied value per VirtualScopics common share of $3.94 to $5.36, compared to the consideration of $4.05 per VirtualScopics common share.

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Selected Transactions Analysis.    Oppenheimer performed a selected transactions analysis as described below. To perform this analysis, Oppenheimer used financial data based on the acquired company’s then latest publicly available financial statements prior to the announcement of the acquisition. No company or transaction used as a comparison in the following selected transactions analysis is identical to VirtualScopics or the proposed transaction. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics of the companies involved.

Oppenheimer reviewed publicly available information related to 11 selected merger and acquisition transaction announcements of clinical research organizations and outsourced pharmaceutical services companies in the United States since January 1, 2010 in which the deal value was greater than $10 million and less than $500 million.

The selected transactions included:

Acquiror	Target

ICON plc	Cross Country Healthcare, Clinical Trials

JLL Partners	BioClinica, Inc.

Genstar Capital, LLC	eResearchTechnology, Inc.

inVentiv Health, Inc.	Kforce Clinical Research Inc.

Sigma-Aldrich Corporation	BioReliance Holdings, Inc.

INC Research, LLC	Kendle International Inc.

Eurofins Scientific SE	Lancaster Laboratories Inc.

inVentiv Health, Inc.	i3 Clinical Development

Warburg Pincus, LLC	ReSearch Pharmaceutical Services, Inc.

RadNet, Inc.	eRAD Image Medical, Inc.

eResearchTechnology, Inc.	CareFusion Research Services

The resulting ratios for the selected transactions were compared with corresponding ratios for the proposed transaction based on the implied transaction value for the proposed consideration of $4.05 per share of Common Stock and using historical financial information for VirtualScopics as of December 31, 2015.

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The results of the analysis are set forth in the following table:

			Selected Transactions
	Proposed Transaction		Low		Median		High
Enterprise Value / LTM Revenue	1.30	x	0.47	x	1.36	x	2.78	x

This selected transactions analysis indicated a range of implied value per VirtualScopics common share of $3.57 to $4.88, compared to the consideration of $4.05 per VirtualScopics common share.

Stand-Alone Discounted Cash Flow Analysis.    Oppenheimer performed a discounted cash flow analysis to estimate ranges for the implied equity value per common share of VirtualScopics. In this analysis, Oppenheimer used financial forecasts and projections relating to the earnings and assets of VirtualScopics prepared by and provided to Oppenheimer by our management, and assumed discount rates ranging from 14.7% to 19.9% derived using a capital asset pricing model implied cost of capital calculation. The ranges of values were determined by adding (1) the present value of the estimated free cash flows that VirtualScopics could generate over the period from fiscal years 2016 to 2020 as a standalone company and (2) the present value of VirtualScopics’ implied terminal value at the end of such period. Oppenheimer derived implied terminal values using a methodology based on 2020 Adjusted EBITDA multiples. Using implied terminal values for VirtualScopics calculated by applying a range of 10.0x to 13.5x estimated 2020 Adjusted EBITDA, this discount cash flow analysis indicated a range of implied value per VirtualScopics common share of $3.20 to $5.46, compared to the consideration of $4.05 per VirtualScopics common share.

Miscellaneous.  Other than in connection with this engagement, in the two years preceding the date of its opinion, Oppenheimer did not provide investment banking and financial services to VirtualScopics or to Biotelemetry. Oppenheimer may in the future provide investment banking and financial advisory services to VirtualScopics or Biotelemetry and may receive compensation for those services.

For a description of the terms of Oppenheimer’s engagement as VirtualScopics’ financial advisor, see the discussion under “Item 5. Persons/Assets Retained, Employed, Compensated or Used” below.

Certain Prospective Financial Information about VirtualScopics

VirtualScopics does not, as a matter of course, publicly disclose forecasts or projections of its expected future financial performance, earnings or other results because of, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized.

In connection with the Offer and the Merger, however, VirtualScopics management prepared certain unaudited prospective financial information for VirtualScopics on a standalone basis, without giving effect to the Offer and the Merger (the “VirtualScopics Projections”). The VirtualScopics Projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. VirtualScopics’ independent registered public accounting firm, or any other independent accountants, did not compile, examine, audit, or perform any procedures with respect to the VirtualScopics Projections, and has not expressed any opinion or any other form of assurance on this information or its achievability.

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The table below represents a summary of the VirtualScopics Projections for the years ending December 31, 2016 through December 31, 2020, as prepared by VirtualScopics’ management and provided to the Board in its evaluation of the Offer and the Merger, and to Oppenheimer for its use and reliance in connection with its financial analyses and opinion to the VirtualScopics Board, as described above under the heading “—Opinion of the Company’s Financial Advisor.” VirtualScopics did not provide the VirtualScopics Projections to BioTelemetry or its financial advisor, except as otherwise set forth in this section. This summary of the VirtualScopics Projections is included solely to give VirtualScopics’ stockholders access to certain financial projections that were made available to the Board and Oppenheimer, and is not included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender shares in the Offer or for any other purpose.

Certain assumptions and estimates made by VirtualScopics management in support of the VirtualScopics Projections are set forth below:

•	Revenue growth in 2016 and 2017 based on revenue recognition from the existing backlog and booking estimates for 2016 and 2017
•	Revenue growth projections reduced to 12% in 2018 to 2020 due to delays in investment in IT infrastructure and related investments to help operating efficiency due to restraints in sufficient capital resources
•	Margin improvements in 2020 resulting from investments in IT infrastructure to help operating efficiency
•	10% increase in Research and development, Sales and marketing, and General and administrative expenses in 2017, and 5% increases in 2018 to 2020

The Summary Projected Financial Information table below is a summary of the VirtualScopics Projections as presented by VirtualScopics management to the VirtualScopics Board on March 22, 2016. The VirtualScopics Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Given that the VirtualScopics Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the VirtualScopics Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The VirtualScopics Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and the achievability of the VirtualScopics Projections include, but are not limited to: adverse economic conditions; loss of market share due to competing products and services; unexpected costs, lower than expected sales and revenues, and operating defects; study cancellations and delays in the startup of trials; adverse results of any legal proceedings; the volatility of our operating results and financial condition; the loss of our inability to attract or retain qualified senior management and scientific personnel; inability to recognize all of the revenue included in our backlog; inability to raise sufficient additional capital to operate our business, if necessary; changes in government regulations; and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2015, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the VirtualScopics Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

The VirtualScopics Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for VirtualScopics’ business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the VirtualScopics Projections were prepared. In addition, the VirtualScopics Projections do not take into account any circumstances, transactions or events occurring after the dates on which the VirtualScopics Projections were prepared. Accordingly, actual results will differ, and may differ materially, from those contained in the VirtualScopics Projections. There can be no assurance that the financial results in the VirtualScopics Projections will be realized, or that future actual financial results will not materially vary from those in the VirtualScopics Projections.

The inclusion of the VirtualScopics Projections should not be regarded as an indication that VirtualScopics or any of its affiliates, officers, directors, advisors or other representatives consider the VirtualScopics Projections to be predictive of actual future events, and the VirtualScopics Projections should not be relied upon as such. None of VirtualScopics or its affiliates, officers, directors, advisors or other representatives gives any stockholder of VirtualScopics or any other person any assurance that actual results will not differ materially from the VirtualScopics Projections, and, except as otherwise required by law, VirtualScopics and its affiliates undertake no obligation to update or otherwise revise or reconcile the VirtualScopics Projections to reflect circumstances existing after the dates on which the VirtualScopics Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the VirtualScopics Projections are shown to be in error. VirtualScopics has made no representation to BioTelemetry or Purchaser, in the Merger Agreement or otherwise, concerning the VirtualScopics Projections.

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In light of the foregoing factors and the uncertainties inherent in the VirtualScopics Projections, VirtualScopics stockholders are cautioned not to place undue, if any, reliance on the VirtualScopics Projections.

Summary Projected Financial Information

($ in thousands)

(Fiscal Year Ended December)	2016	2017	2018	2019	2020
Income Statement
Revenues	$15,368	$18,441	$20,654	$23,133	$25,909
Reimbursement revenues	965	1,158	1,297	1,453	1,627
Total revenues	$16,333	$19,600	$21,952	$24,586	$27,536
% Total Revenue Growth	28.40%	20.00%	12.00%	12.00%	12.00%

Cost of services	$9,060	$10,798	$12,093	$13,544	$14,894
Cost of reimbursement revenues	965	1,158	1,297	1,453	1,627
Total cost of revenues	$10,025	$11,956	$13,390	$14,997	$16,522

Gross profit	$6,308	$7,644	$8,561	$9,588	$11,014
% Net Gross Margin (1)	41.00%	41.40%	41.40%	41.40%	42.50%

Research and development	$1,500	$1,650	$1,733	$1,819	$1,910
Sales and marketing	1,378	1,516	1,592	1,671	1,755
General and administrative	3,546	3,901	4,096	4,300	4,515
Depreciation and amortization	480	497	623	796	1,288
Total operating expenses	$6,904	$7,563	$8,043	$8,587	$9,468

Operating income (loss)	$(596)	$80	$518	$1,002	$1,546
% Margin of Net Revenue	-3.90%	0.40%	2.50%	4.30%	6.00%

Adjusted EBITDA (2)	$36	$727	$1,291	$1,948	$2,984
% Margin of Net Revenue	0.20%	3.90%	6.30%	8.40%	11.50%

Balance Sheet
Cash	$1,819	$1,857	$2,332	$3,032	$3,348

Cash Flow
Capital expenditures (3)	$168	$372	$500	$1,000	$2,500

(1)	Net Gross Margin is calculated based on Gross Profit divided by Revenues (excluding reimbursement revenues, which represent third party project expenses for which the Company passes along to customers without mark-up).

(2)	The Company defines Adjusted EBITDA as earnings less interest, taxes (if any), depreciation and amortization as further adjusted to exclude stock-based compensation expense. Adjusted EBITDA is a non-GAAP financial measure. The Company’s management included EBITDA in the VirtualScopics Projections because management believed such measure could be useful in evaluating the Offer and the Merger and other strategic alternatives available to the Company. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP measures may differ from others in its industry and Adjusted EBITDA is not necessarily comparable with similar titles used by other companies.

(3)	Capital expenditures represent investments in infrastructure.

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Other Information. VirtualScopics also provided BioTelemetry with certain additional unaudited prospective financial information for VirtualScopics.  The information provided included forecasted quarterly statements of operations information for 2016, forecasted quarterly cash flow information for 2016, and forecasted quarterly balance sheet information for 2016 consistent with the VirtualScopics Projections for 2016 provided above. In addition, VirtualScopics provided BioTelemetry with financial diligence including forecast and budget information for the remainder of 2015, and projections for 2016 and 2017 in August 2015.  This information included projected revenues of $14.8 million and $17.3 million for 2016 and 2017, respectively.  This information was updated after the Company finished the 2015 fiscal year with the VirtualScopics Projections set forth above.

Intent to Tender.

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender into the Offer all shares of Common Stock or Preferred Stock held of record or beneficially owned by such person and over which he has sole dispositive power.

In addition, Loeb and GHI have entered into Support Agreements, pursuant to which each has agreed, in its capacity as a stockholder of the Company, to tender all of its shares of Common Stock or Preferred Stock, as well as any additional shares that it may acquire, to Purchaser in the Offer. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company, BioTelemetry and Purchaser—Support Agreements”.

Item 5.     Persons/Assets Retained, Employed, Compensated or Used.

Under the terms of Oppenheimer’s engagement, VirtualScopics has agreed to pay Oppenheimer for its financial advisory services in connection with the Offer and the Merger an aggregate fee currently estimated to be approximately $800,000, $300,000 of which was paid upon delivery of Oppenheimer’s opinion, $50,000 of which was paid as a retainer, and the remaining amount is payable contingent upon completion of the Offer. In addition, VirtualScopics has agreed to reimburse Oppenheimer for its expenses, including fees and expenses of counsel, and to indemnify Oppenheimer and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Oppenheimer under its engagement.

Neither VirtualScopics nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of VirtualScopics on its behalf with respect to the Offer, the Merger or related matters.

Item 6.      Interest in Securities of the Subject Company.

No transactions with respect to shares of Common Stock or Preferred Stock have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except that certain holders of Common Stock and Series C Preferred Stock entered into Support Agreements with BioTelemetry and Purchaser, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements–Arrangements between the Company, BioTelemetry and Purchaser—Support Agreements” hereof.

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Item 7.      Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.      Additional Information.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Compensation Arrangements Entered Into in Connection with the Merger” is incorporated herein by reference.

Appraisal Rights.

The Company’s stockholders will not have appraisal rights in connection with the Offer. However, if the Offer is consummated and the Merger is consummated, holders of shares of Common Stock or Preferred Stock immediately prior to the Effective Time who have not properly tendered in the Offer and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of shares of Common Stock and/or Preferred Stock immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in shares of Common Stock and/or Preferred Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. THIS SCHEDULE 14D-9 CONSTITUES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any stockholder of the Company who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

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Stockholders who sell shares of Common Stock or Preferred Stock in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the applicable Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Merger is effected, stockholders of the Company immediately prior to the Effective Time who (i) did not tender their shares of Common Stock or Preferred Stock in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL for perfecting their rights to appraisal of such shares, and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the applicable Offer Price or the applicable Merger Consideration.

If a stockholder wishes to exercise appraisal rights under Section 262 of the DGCL with respect to shares of Common Stock and/or Preferred Stock held immediately prior to the Effective Time, such stockholder must do all of the following:

•	deliver to the Company a written demand for appraisal of shares of Common Stock or Preferred Stock held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal by the later of (i) the consummation of the Offer, which shall occur on the date on which acceptance and payment for shares of Common Stock and Preferred Stock occurs, which shall be 5:00 p.m., New York City time, at the end of the day on May 9, 2016, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement and (ii) 21 days after the mailing of this Schedule 14D-9 (which date of mailing was April 8, 2016);
•	not tender such shares in the Offer; and
•	continuously hold of record such shares from the date on which the written demand for appraisal is made through the Effective Time.

All written demands for appraisal should be addressed to:

VirtualScopics, Inc.

500 Linden Oaks

Rochester, New York 14625

Attention: Eric T. Converse, Chief Executive Officer

The written demand for appraisal must be executed by or for the record holder of shares of Common Stock or Preferred Stock, fully and correctly, as such holder’s name appears on the certificate(s) for the shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of shares of Common Stock or Preferred Stock held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the shares. If shares are held through a brokerage firm, bank or other nominee who in turn holds the shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the shares, which may be a central securities depository nominee if the shares have been so deposited.

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A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising such rights with respect to the shares held for other beneficial owners. In such case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares of Common Stock or Preferred Stock held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any stockholder of the Company who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of Common Stock or Preferred Stock held by all stockholders who did not tender in the Offer and properly demanded appraisal of such shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all stockholders of the Company who had previously demanded appraisal of their shares. The Company is under no obligation to, and has no present intention to, file a petition and stockholders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights in respect of the shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder of the Company who has complied with the requirements of Section 262 will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Common Stock or Preferred Stock not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the shares, a person who is the beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such stockholder, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery will give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the shares of Common Stock and/or Preferred Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

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In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their shares of Common Stock or Preferred Stock as so determined could be more than, the same as or less than the applicable Offer Price or the applicable Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Prices and the applicable Merger Consideration are fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery in an appraisal proceeding. The Surviving Corporation does not anticipate offering more than the Offer Prices to any stockholder exercising appraisal rights, and the Surviving Corporation reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the applicable Offer Price.

Upon application by the Surviving Corporation or by any stockholder of the Company entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the Verified List and, if such shares of Common Stock and/or Preferred Stock are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded, perfected and not withdrawn appraisal rights for shares of Common Stock or Preferred Stock in compliance with Section 262 of the DGCL will not, from and after the Effective Time, be entitled to vote such shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares as of a date or time prior to the Effective Time.

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At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all stockholders will be entitled to receive the applicable Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the merger consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of shares under Section 262 fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s shares will be deemed to have been converted at the Effective Time into the right to receive the applicable Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute.

As a Delaware corporation whose shares of common stock are listed on a national securities exchange, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the outstanding voting stock (but not the outstanding voting stock held by the interested stockholder) those shares held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 662⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer, the Merger and the Support Agreements) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Board has exempted the Company from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby.

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The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer, the Merger or the Support Agreements has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between BioTelemetry or any of its affiliates and the Company, each of BioTelemetry, Purchaser and the Company will take such action necessary to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, BioTelemetry and Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or stockholders, and Purchaser might be unable to accept for payment or pay for shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered shares.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the Company Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Support Agreements for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement and the Support Agreements.

Stockholder Approval of the Merger Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of the outstanding stock of a public corporation that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the merger agreement (other than stock owned by the acquiror, the entity that owns, directly or indirectly, all of the outstanding stock of the acquiror, the target corporation or any of their respective wholly-owned subsidiaries), the acquiror, holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement under the DGCL and the certificate of incorporation of the target corporation, the acquiror merges with or into the target pursuant to the merger agreement and the stock that was the subject of the tender offer but not irrevocably accepted for purchase or exchange in the tender offer is converted into the same amount and kind of consideration in the merger as was paid for stock irrevocably accepted for purchase or exchange in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual Report.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 filed on March 25, 2016.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections or forecasts of earnings; the expected benefits and costs of the transaction; management plans relating to the transaction and future operations; any expectation or belief; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

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Item 9.      Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase, dated April 8, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by BioTelemetry and Purchaser on April 8, 2016 (the “Schedule TO”)). †

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO). †

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO). †

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO). †

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO). †

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on April 8, 2016 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Joint Press Release issued by VirtualScopics and BioTelemetry dated March 25, 2016 (incorporated by reference to Exhibit 99.1 to VirtualScopics’ Form 8-K (File No. 000-52018) filed March 25, 2016).

(a)(1)(H)	Press Release of BioTelemetry announcing the launch of the Tender Offer, dated April 8, 2016 (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).

(a)(5)(A)	Opinion of Oppenheimer & Co. Inc. dated March 25, 2016 (included as Annex A to this Schedule 14D-9).

(a)(5)(B)	Frequently Asked Questions to VirtualScopics Employees, first used April 7, 2016 (incorporated by reference to Exhibit 99.1 to Schedule 14D9-C filed with the SEC by VirtualScopics on April 7, 2016).

(a)(5)(C)	Letter to VirtualScopics Customers and Partners, first used April 7, 2016 (incorporated by reference to Exhibit 99.2 to Schedule 14D9-C filed with the SEC by VirtualScopics on April 7, 2016).

(e)(1)	Agreement and Plan of Merger, dated as of March 25, 2016 by and among BioTelemetry, Inc., BioTelemetry Research Acquisition Corp. and VirtualScopics, Inc. (incorporated by reference to Exhibit 2.1 to VirtualScopics’ Current Report on Form 8-K (File No. 000-52018) filed March 25, 2016).

(e)(2)	Tender and Support Agreement dated as of March 25, 2016, by and between BioTelemetry, Inc., BioTelemetry Research Acquisition Corp. and Loeb Investors Company 147, LP (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

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(e)(3)	Tender and Support Agreement dated as of March 25, 2016, by and between BioTelemetry, Inc., BioTelemetry Research Acquisition Corp. and Merck Global Health Innovations Fund, LLC (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Confidentiality Agreement dated as of June 24, 2015 by and between VirtualScopics and BioTelemetry.

(e)(5)	VirtualScopics, Inc. Amended and Restated 2006 Long Term Incentive Plan (incorporated by reference to Appendix B to VirtualScopics’ Definitive Proxy Statement on Schedule 14A (File No. 000-52018) filed April 10, 2009).

(e)(6)	VirtualScopics, Inc. Non-Employee Director Compensation Plan (incorporated by reference to Exhibit 10.1 to VirtualScopics’ Quarterly Report on Form 10-Q (File No. 000-52018) filed August 12, 2008.

(e)(7)	VirtualScopics, Inc. Bonus Plan (incorporated by reference to Exhibit 10.7 to VirtualScopics’ Annual Report on Form 10-K (File No. 000-52018) filed March 31, 2014).

(e)(8)	Employment Agreement dated July 23, 2014 between VirtualScopics and Eric T. Converse (incorporated by reference to Exhibit 10.1 to VirtualScopics’ Current Report on Form 8-K (File No. 000-52018) filed July 25, 2014).

(e)(9)	Employment Agreement dated August 19, 2014 between VirtualScopics and James A. Groff (incorporated by reference to Exhibit 10.1 to VirtualScopics’ Current Report on Form 8-K (File No. 000-52018) filed August 22, 2014).

(e)(10)	Employment Agreement dated December 15, 2015 between VirtualScopics and Ronald Way (incorporated by reference to Exhibit 10.1 to VirtualScopics’ Current Report on Form 8-K (File No. 000-52018) filed December 21, 2015).

(e)(11)	Form of Indemnification Agreement by and among VirtualScopics and its directors and officers (incorporated by reference to Exhibit 10.19 to VirtualScopics’ Registration Statement on Form SB-2 (File No. 333- 133747) filed May 2, 2006).

Annex A	Opinion of Oppenheimer & Co. Inc.

Annex B	Delaware Appraisal Rights Statute (Section 262 of the DGCL)

†	Included in materials mailed to stockholders of VirtualScopics.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 8, 2016	VirtualScopics, Inc.
By: /s/ Eric T. Converse
	Name:	Eric T. Converse
	Title:	President and Chief Executive Officer

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ANNEX A

OPINION OF OPPENHEIMER & CO. INC.

Oppenheimer & Co. Inc.
85 Broad Street
New York, NY 10004
Tel: 212-668-8000
Fax: 212-885-4424

March 25, 2016

The Board of Directors

VirtualScopics, Inc.

500 Linden Oaks

Rochester, NY 14625

Dear Board of Directors:

You have asked Oppenheimer & Co. Inc. (“Oppenheimer”) to render a written opinion (“Opinion”) to the Board of Directors of VirtualScopics, Inc. (the “Company”) as to the fairness, from a financial point of view, to the holders of common stock, $0.001 par value per share, of the Company (“Company Common Stock”), of the Common Merger Consideration (as defined below) provided for in an Agreement and Plan of Merger proposed to be entered into by and among Biotelemetry, Inc. (“Parent”), Biotelemetry Research Acquisition Corporation, a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company (the “Agreement”). The Agreement provides, among other things, that (i) Parent will cause Merger Sub to commence a cash tender offer (the “Offer”) to purchase (a) any (subject to the Minimum Tender Condition, as defined in the Agreement) and all the outstanding Company Common Stock, at a price per share of $4.05, net to the holder in cash, without interest (the “Common Merger Consideration”), (b) any (subject to the Minimum Tender Condition) and all the outstanding shares of Series A Convertible Preferred Stock, par value $.001 per share, of the Company at a price per share of $336.30, net to the holder in cash, without interest, (c) any (subject to the Minimum Tender Condition) and all the outstanding shares of Series B Convertible Preferred Stock, par value $.001 per share, of the Company at a price per share of $336.30, net to the holder in cash, without interest, and (d) any (subject to the Minimum Tender Condition) and all the outstanding shares of Series C-1 Convertible Preferred Stock, $0.001 par value per share, of the Company, at a price per share of $920.00, net to the holder in cash, without interest, and (ii) subsequent to the consummation of the Offer, the merger of Merger Sub with and into the Company (the “Merger”, and together with the Offer, the “Transaction”), and in connection with the Merger, (a) each share of Company Common Stock outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the Common Merger Consideration, and (b) the Company will become a wholly-owned subsidiary of Parent.

In arriving at our Opinion, we:

a)	reviewed the execution version, dated March 25, 2016, of the Agreement;

b)	reviewed audited financial statements of the Company for fiscal years ended December 31, 2013 and 2014, and unaudited financial statements of the Company for the twelve months ended December 31, 2015;

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Oppenheimer & Co. Inc.
85 Broad Street
New York, NY 10004
Tel: 212-668-8000
Fax: 212-885-4424

c)	reviewed financial forecasts and estimates relating to the Company prepared by the management of the Company;

d)	reviewed the historical market prices and trading volume of Company Common Stock;

e)	held discussions with the senior management of the Company and its advisors with respect to the business and prospects of the Company;

f)	held discussions, at the direction of the Company, with selected third parties regarding possible indications of interest in a possible acquisition of the Company;

g)	reviewed and analyzed certain publicly available financial data for companies that we deemed relevant in evaluating the Company;

h)	reviewed and analyzed certain publicly available financial information for transactions that we deemed relevant in evaluating the Transaction;

i)	analyzed the estimated present value of the future cash flows of the Company based on financial forecasts and estimates prepared by the management of the Company;

j)	reviewed other public information concerning the Company; and

k)	performed such other analyses, reviewed such other information and considered such other factors as we deemed appropriate.

In rendering our Opinion, we relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to or discussed with us by the Company and its employees, representatives and affiliates or otherwise reviewed by us. With respect to the financial forecasts and estimates relating to the Company referred to above, we have assumed, at the direction of the management of the Company and with the Company’s consent, without independent verification or investigation, that such forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgments of the management of the Company as to the future financial condition and operating results of the Company. At the direction of representatives of the Company, we also assumed that the final terms of the Agreement will not vary materially from those set forth in the draft reviewed by us. We also have assumed, with the consent of the Company, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the Transaction. We have also assumed that there were no material changes in the assets, liabilities, financial conditions, results of operations, business or prospects of the Company since the date of the last financial statements of the Company that were made available to us. We have neither made nor obtained any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of the Company.

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Oppenheimer & Co. Inc.
85 Broad Street
New York, NY 10004
Tel: 212-668-8000
Fax: 212-885-4424

We are not expressing any opinion as to the underlying valuation, future performance or long term viability of the Company or the price at which Company Common Stock will trade at any time. We express no view as to, and our Opinion does not address, any terms or other aspects or implications of the Transaction (other than the Common Merger Consideration to the extent expressly specified herein) or any aspect or implication of any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the amount for which any of the preferred stock of the Company will be purchased or the fairness of the amount or nature of the compensation resulting from the Transaction to any individual officers, directors or employees of the Company, or class of such persons, relative to the Common Merger Consideration. In addition, we express no view as to, and our Opinion does not address, the underlying business decision of the Company to proceed with or effect the Transaction nor does our Opinion address the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our Opinion is necessarily based on the information available to us and general economic, financial and stock market conditions and circumstances as they exist and can be evaluated by us on the date hereof. It should be understood that, although subsequent developments may affect this Opinion, we do not have any obligation to update, revise or reaffirm the Opinion.

We are not legal, tax, regulatory or accounting advisors and have relied on the assessments made by the Company and its advisors with respect to such issues. This Opinion does not address any legal, tax, regulatory or accounting matters. In addition, this Opinion does not constitute a solvency opinion or a fair value opinion, and we have not evaluated the solvency or fair value of the Company under any federal or state laws relating to bankruptcy, insolvency, similar matters or otherwise.

The issuance of this Opinion was approved by an authorized committee of Oppenheimer & Co. Inc. As part of our investment banking business, we are regularly engaged in valuations of businesses and securities in connection with acquisitions and mergers, underwritings, secondary distributions of securities, private placements and valuations for other purposes.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which will be payable upon delivery of this Opinion and a significant portion of which is contingent upon consummation of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement. In the ordinary course of business, we and our affiliates may actively trade securities of the Company for our and our affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

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Oppenheimer & Co. Inc.
85 Broad Street
New York, NY 10004
Tel: 212-668-8000
Fax: 212-885-4424

Oppenheimer consents to the inclusion of the Opinion in its entirety and reference to such Opinion in any proxy statement or solicitation/recommendation statement required to be distributed to the Company’s stockholders in connection with the Transaction so long as such inclusion and reference is in form and substance acceptable to Oppenheimer and its counsel.

Based upon and subject to the foregoing, and such other factors as we deemed relevant, it is our opinion that, as of the date hereof, the Common Merger Consideration provided for in the Agreement is fair, from a financial point of view, to the holders of Company Common Stock. This Opinion is for the use of the Board of Directors of the Company (in its capacity as such) in its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the Transaction.

Very truly yours,

OPPENHEIMER & CO. INC.

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ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

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(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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